UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of August, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated August 12, 2008	3 – 4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2008	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless otherwise noted)
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Update on Dewatering at Cigar Lake
Saskatoon, Saskatchewan, Canada, August 12, 2008 . . . . . . . . . . . . . .
Cameco Corporation reports that remediation work at the No.1 Shaft at its Cigar Lake uranium project was temporarily suspended today after an increase in the rate of water inflow to the mine was observed.
“Remediation and dewatering of the No. 1 Shaft had been progressing smoothly up to this point,” said Tim Gitzel, Cameco’s chief operating officer. “An inflow at this rate is disappointing but our remediation plan, as approved by our joint venture partners, recognized the risk and included specific actions to be taken at various levels of inflow.”
No. 1 Shaft had been pumped down to 430 metres below surface when the increase was reported early Tuesday morning. Work in the shaft was suspended a few hours later. During the day, the inflow rate increased steadily to approximately 600 cubic metres per hour (m3/hr), which is beyond the range that can be managed while sustaining work in the shaft. The mine has a total depth of 500 metres and the mine underground workings are at the 480-metre level.
Work in the shaft has been suspended while the situation is assessed to determine the source and characteristics of the inflow, implications for planned remediation work and the impact, if any, on our planned production date.
Our current plan is to allow the water level in the shaft to rise to approximately 100 metres below surface. This will allow additional data to be gathered from instruments used to monitor groundwater conditions. As the water level rises, the rate of inflow will naturally diminish. This information will be analyzed to determine next steps. After this is complete, the water will be allowed to return to the natural equilibrium level.
As previously disclosed, the remediation plan for Cigar Lake includes options to address excess inflows including additional grouting from surface and ground freezing if necessary.
Pumping capacity is 1,000 m3/hr from four dedicated dewatering pumps installed in wells down to the 500-metre level. The water management system is limited by the treated water release limit of 550 m3/hr under the existing licence. There is a 74,000 cubic metre contingency storage pond at the surface that allows pumping at rates above the release limit for a limited period.

We will provide an update in our second quarter news release which will be issued on Thursday, August 14 with a conference call to follow at 11:00 a.m. Eastern time.
Qualified person
The above scientific and technical information for Cigar Lake was prepared under the supervision of Grant Goddard, a professional engineer employed by Cameco as the general manager of the Cigar Lake project and a qualified person for the purpose of National Instrument 43-101.
Profile
Cameco operates and owns 50% of the Cigar Lake project located in northern Saskatchewan. Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Gord Struthers	(306) 956-6593

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